CADBURY SCHWEPPES PLC
ADDITIONAL LISTING

A block listing application has been made for 3,000,000 ordinary shares of 12.5p each in the Company to be admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

The shares will be issued pursuant to the exercise of options granted under the following schemes:

Scheme	No. of Shares
Cadbury Schweppes plc US Employees Share Option Plan 2005	1,000,000
Cadbury Schweppes plc Americas Employees Share Option Plan 2005	1,000,000
Share Option Plan 2004	1,000,000

J M Mills
Director of Group Secretariat

6 November 2007